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SEC FILE NUMBER
8- 50395

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DEMATTEO MONNESS, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
780 THIRD AVENUE
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH DEMATTEO (212) 833-9900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINICK SANDERS LEVENTHAL & CO., LLC
(Name — if individual, state last, first, middle name)

1515 BROADWAY	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Potential persons who are to respond to the collection of information contained in this fo...

OATH OR AFFIRMATION

I, WILLIAM MONNESS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEMATTEO MONNESS, LLC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

MEMBER

Title

February 14, 2002

Notary Public

KEVIN A. CAREY
Notary Public, State of New York
No. 01CA5032093
Qualified in Bronx County
Commission Expires Aug. 15, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
FEB 25 2002
385
SECTION
WASH, D.C.

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

DECEMBER 31, 2001

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1515 BROADWAY
NEW YORK, N.Y. 10036-5788
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Members
Dematteo Monness, LLC.

We have audited the accompanying statements of financial condition of Dematteo Monness, LLC. and subsidiary as at December 31, 2001 (Consolidated) and 2000, and the related statements of income, changes in members' equity, and cash flows for the years ended December 31, 2001 (Consolidated) and 2000 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dematteo Monness, LLC. and subsidiary as at December 31, 2001 (Consolidated) and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Exhibit H is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co LLP

New York, N. Y.
January 23, 2002


MEMBER
INAA
GROUP

EXHIBIT B

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

STATEMENTS OF FINANCIAL CONDITION

A S S E T S

	December 31,	
	2001 (Consolidated)	2000
Current assets:		
Cash	$3,574,573	$1,562,530
Receivable from clearing broker	1,521,878	1,447,521
Prepaid expenses and other current assets	19,173	78,539
Total current assets	5,115,624	3,088,590
Property and equipment, net of accumulated depreciation of $279,010 and $134,239, respectively	705,417	709,964
Other assets:		
Investment in joint venture	943,750	-
Deferred charges - organization costs less accumulated amortization of $26,443 and $20,491, respectively	3,325	9,277
Deposits	292,175	292,175
Total other assets	1,239,250	301,452
	$7,060,291	$4,100,006

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
Current liabilities:		
Equipment notes - current portion	$ 137,945	$ 120,904
Accrued expenses and other current liabilities	184,941	86,801
Income taxes payable	255,700	187,309
Total current liabilities	578,586	395,014
Long-term liabilities:		
Equipment notes - less current portion	114,397	247,957
Total liabilities	692,983	642,971
Commitment	-	-
Members' equity	6,367,308	3,457,035
	$7,060,291	$4,100,006

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

STATEMENTS OF INCOME

	For the Years Ended December 31,	
	2001 (Consolidated)	2000
Revenues:		
Commissions	$27,134,785	$14,579,036
Less: Floor brokerage and clearance	4,350,991	2,739,644
Net revenues	22,783,794	11,839,392
Expenses:		
Salaries and fringe benefits	1,467,450	630,341
Rent and utilities	650,142	580,984
Professional fees	322,904	265,050
Research	614,869	392,844
Regulatory and agency fees	495,287	266,814
Travel and entertainment	1,486,820	1,100,855
General office	533,767	197,301
Insurance	74,045	60,887
Sundry taxes	25,581	23,749
Depreciation and amortization	150,723	121,701
Charitable contributions	383,943	130,675
Total expenses	6,205,531	3,771,201
Income from operations	16,578,263	8,068,191
Other income (loss):		
Interest income - net	27,133	14,482
Unrealized loss on investment	-	(98,100)
Total other income (loss)	27,133	(83,618)
Income before provision for income taxes	16,605,396	7,984,573
Provision for income taxes	680,700	364,600
Net income	$15,924,696	$ 7,619,973

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	For the Years Ended December 31,	
	2001 (Consolidated)	2000
Balance at beginning of year	$ 3,457,035	$1,556,515
Members' withdrawals	(13,014,423)	(5,719,453)
Net income	15,924,696	7,619,973
Balance at end of year	$ 6,367,308	$3,457,035

The accompanying notes are an integral part of these financial statements.

EXHIBIT E

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2001 (Consolidated)	2000
Cash flows from operating activities:		
Net income	$15,924,696	$7,619,973
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	150,723	121,701
Unrealized loss on investment	-	98,100
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Receivable from clearing broker	(74,357)	(1,152,950)
Prepaid expenses and other current assets	59,366	(51,754)
Accrued expenses and other current liabilities	98,140	2,240
Income taxes payable	68,391	153,776
Total adjustments	302,263	(828,887)
Net cash provided by operating activities	16,226,959	6,791,086
Cash flows from investing activities:		
Investment in joint venture	(943,750)	-
Investment in marketable securities	-	(98,100)
Purchase of property and equipment	(131,285)	(179,076)
Net cash used in investing activities	(1,075,035)	(277,176)
Cash flows from financing activities:		
Payment of equipment notes payable	(125,458)	(116,692)
Members' withdrawals	(13,014,423)	(5,719,453)
Net cash used in financing activities	(13,139,881)	(5,836,145)
Net increase in cash	2,012,043	677,765
Cash at beginning of year	1,562,530	884,765
Cash at end of year	$ 3,574,573	$1,562,530
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 32,730	$ 48,919
Taxes	$ 612,309	$ 210,499
Supplemental Schedules of Noncash Investing and Financing Activities:		
Equipment financed	$ 8,939	$ 121,734

The accompanying notes are an integral part of these financial statements.

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Description of Business:

The accompanying financial statements include the operations of DeMatteo Monness, LLC. ("DeMatteo Monness") and its wholly owned subsidiary, MoJo Air, LLC. ("MoJo"). All significant intercompany balances and transactions have been eliminated in consolidation.

DeMatteo Monness, LLC. (the Company) was formed as a limited liability company on July 14, 1997 and will terminate on December 21, 2057. The Company conducts its business as a broker/dealer in securities and is registered with the National Association of Security Dealers (NASD).

MoJo Air, LLC. was formed as a limited liability company on November 14, 2001. MoJo's principal asset is an interest in small passenger aircraft used exclusively by DeMatteo Monness.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limit. The Company's receivable represents commissions from completed security trades. The Company clears from it's operations on a fully disclosed basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

(f) Property and Equipment:

Property and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

(g) Income Taxes:

The Company and its subsidiary are treated as partnerships for federal and state income tax purposes. However, they are responsible for local taxes on income.

(h) Deferred Charges:

Deferred charges consist of organization costs, which are being amortized on a straight-line basis over a period of sixty months.

NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment consist of:

	December 31,	
	2001 (Consolidated)	2000
Leasehold improvements	$167,362	$130,970
Furniture and fixtures	379,064	348,855
Equipment	438,001	364,378
	984,427	844,203
Less: Accumulated depreciation and amortization	279,010	134,239
	$705,417	$709,964

Furniture and equipment with a cost of $514,301 has been financed and collateralizes the equipment notes payable (see Note 3).

NOTE 3 - EQUIPMENT NOTES PAYABLE:

During 2001 and 2000 the Company financed the purchase of some of its furniture and equipment amounting to $514,301 through leasing arrangements with bargain purchase options, which the Company intends to exercise. The notes are payable in monthly installments over various lease terms with effective annual interest rates ranging from 10.1% to 24.7%. The underlying assets, which were financed, serve as collateral for the notes payable. The notes have been guaranteed personally by the members.

The annual maturities of the notes payable are as follows:

Years Ending December 31,	
2002	$137,945
2003	112,929
2004	1,468
	$252,342

NOTE 4 - COMMITMENT.

The Company entered into a lease commitment for office space. The lease term is for 7 years and 3 months beginning in October 1999. Minimum annual rent under the lease is as follows:

Years Ending December 31,	
2002	$ 584,350
2003	594,426
2004	624,650
2005	624,650
2006	624,650
Total minimum annual rent	$3,052,726

The Company has a $292,175 security deposit with the landlord. Two years and six months after commencement of the lease, an additional deposit of $292,175 will be required.

NOTE 5 - UNREALIZED LOSS ON INVESTMENT.

DeMatteo Monness invested in both the common stock of the Nasdaq Stock Market, Inc. ("Nasdaq") and warrants to purchase the common stock through a private placement offered to the members of the National Association of Securities Dealers, Inc. (the "NASD"). As at December 31, 2001, there was no market for the stock and warrants. DeMatteo Monness recognized an unrealized loss on its entire investment of $98,100 in 2000.

NOTE 6 - NET CAPITAL REQUIREMENTS.

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 the Company had net capital of $4,335,261. The Company's net capital ratio was .16 to 1.

EXHIBIT G

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Dematteo Monness, LLC.

In planning and performing our audits of the financial statements of Dematteo Monness, LLC. and subsidiary as of and for the years ended December 31, 2001 (Consolidated) and 2000, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dematteo Monness, LLC. that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal & Co. LLP

New York, N. Y.
January 23, 2002

EXHIBIT H

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2001

Net capital:		
Members' equity		$6,367,308
Deductions:		
Non-allowable assets	$1,963,840	
Haircuts	68,207	
Total deductions		2,032,047
Net capital		4,335,261
Less: Minimum capital required		100,000
Excess net capital		$4,235,261
Aggregate indebtedness		$ 692,983
Percentage of aggregate indebtedness to net capital		16.0%

A reconciliation is not included since there are no material differences from the Company's computation of net capital per the amended focus report.